FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  04 June 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

signet REPORTS ENCOURAGING FIRST quarter results

HAMILTON, Bermuda, June 4, 2009 -  Signet Jewelers Ltd ("Signet") (NYSE and LSE: SIG), the world's largest specialty retail jeweler, today announced its results for the 13 weeks ended May 2, 2009.

First Quarter Highlights

•	Significant progress made towards achieving financial objectives for fiscal 2010(1)
•	Operational initiatives increasing profitable market share in a consolidating sector
•	Same store sales: down 2.9% compared to a decline of 14.9% in Q4 fiscal 2009(1)
•	Total sales: $762.6 million, down 1.1% at constant exchange rates(2)
•	Increased gross merchandise margin in US and UK
•	Income before income taxes: $41.4 million, up 3.2%
•	Basic and diluted earnings per share $0.31
•	Free cash inflow towards the top end of the $175 million to $225 million range now expected for fiscal 2010

(1) Fiscal 2009 is the year ended January 31, 2009 and fiscal 2010 is the year ending January 30, 2010.

(2)  See note 12.

Terry Burman, Chief Executive, Signet Jewelers commented: "We have had a good start to the year reflecting the impact of our operational initiatives, and have made significant progress towards achieving our financial objectives for fiscal 2010. The retail environment remains very uncertain therefore we will continue to execute our strategy of enhancing Signet's position as the strongest middle market specialty jeweler, strengthening our balance sheet by maximizing profits and cash flow, and reducing business risk."

Enquiries	Terry Burman, Chief Executive, Signet Jewelers	+1 441 296 5872
	Walker Boyd, Finance Director, Signet Jewelers	+1 441 296 5872

	Michael Henson, Taylor Rafferty	+1 212 889 4350
	Jonathan Glass, Brunswick	+44 (0)20 7404 5959

Signet Jewelers Ltd is the world's largest specialty retail jeweler and operated 1,957 stores at May 2, 2009; these included 1,400 stores in the US, where it trades as "Kay Jewelers", "Jared The Galleria Of Jewelry", and under a number of regional names. At that date the Group operated 557 stores in the UK, where it trades as "H.Samuel", "Ernest Jones", and "Leslie Davis". Further information on Signet is available at www.signetjewelers.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Conference call

A conference call will take place for all interested parties today at 9.00 a.m. EDT (2.00 p.m. BST) with a simultaneous audio webcast on www.signetjewelers.com. The call details are:

European dial-in:	+44 (0)20 7806 1950
US dial-in:	+1 718 354 1385

European replay until June 8:	+44 (0)20 7806 1970	Access code: 6934146#
US replay until June 8:	+1 718 354 1112	Access code: 6934146#

Group performance

During the first quarter Signet made good progress towards achieving its strategic and financial objectives for fiscal 2010. These are:

Strategy

•	Enhance position as strongest middle market specialty retail jeweler

•	Focus on profit and cash flow maximization to further strengthen balance sheet

•	Reduce business risk

Financial Objectives

•	$100 million US cost reduction program

•	Significant working capital reduction

•	Reduce capital expenditure by about 50%, to some $55 million

•	$175 million to $225 million cash inflow before financing activities

Same store sales decreased by 2.9%, an encouraging performance compared to the fourth quarter of fiscal 2009. Total sales fell by 7.3% to $762.6 million (13 weeks to May 3, 2008: $822.5 million) reflecting an underlying decrease of 1.1% at constant exchange rates (see note 12). The average US dollar rate was £1/$1.45 (13 weeks to May 3, 2008: £1/$1.98). Operating income increased 14.2% to $52.4 million (13 weeks to May 3, 2008: $45.9 million), up by 13.4% at constant exchange rates (see note 12). This included a favorable impact of $4.0 million from a previously announced change in US vacation policy. Operating margin was 6.9% (13 weeks to May 3, 2008: 5.6%). Income before income tax rose by 3.2% to $41.4 million (13 weeks to May 3, 2008: $40.1 million). The tax rate was 36.5% (13 weeks to May 3, 2008: 36.0%). Basic and diluted earnings per share were $0.31 (13 weeks to May 3, 2009: $0.30).

US division (circa 80% of annual sales)

Total sales were down by 1.0% at $624.9 million (13 weeks to May 3, 2008: $631.1 million). The division gained profitable market share as a result of operational initiatives in a sector that in the past year experienced an accelerated level of capacity reduction. Same store sales decreased by 2.6%, reflecting a significant improvement in trend from the fourth quarter of fiscal 2009, although the trading environment remained very challenging. Valentine's Day trading was stronger than the rest of the period, with the performance of differentiated merchandise being beneficial to both sales and gross merchandise margin. Average unit selling price decreased by 9% in the mall brands and, on an underlying basis, by 7% in Jared, excluding the impact of a new merchandising program. While Kay achieved an increase in same store sales, Jared was adversely affected by the general weakness in expenditure among households with above average incomes.

Operating income increased by 20.8% to $56.4 million (13 weeks to May 3, 2008: $46.7 million) including the impact of $4.0 million from the change in vacation policy. Gross merchandise margin was up 90 basis points, benefitting from price increases implemented during the first quarter of fiscal 2009 and favorable changes in the sales mix, offsetting a higher cost of gold and greater promotional cadence. It is anticipated that the gross merchandise margin for fiscal 2010 will be at least at the level of fiscal 2009, however this is subject to future movements in commodity costs. The division made good progress towards achieving the fiscal 2010 target of reducing the underlying cost base by $100 million (excluding inflation, net bad debt and volume related costs on sales above plan), the reduction in the quarter being $32 million. Reflecting the economic environment, the net bad debt to total sales ratio was up by 130 basis points. The division's operating margin was 9.0% (13 weeks to May 3, 2008: 7.4%).

 UK division (circa 20% of annual sales)

Total sales were down by 1.8% at constant exchange rates (see note 12) and by 28.1% as reported to $137.7 million (13 weeks to May 3, 2008: $191.4 million).  Same store sales fell by 4.2%, with H.Samuel down 2.0% and Ernest Jones 6.7%.  The division's performance was a little weaker towards the end of the period.  There was an operating loss of $1.3 million (13 weeks to May 3, 2008: $3.5 million operating income) reflecting deleverage due to the decline in same store sales, partly offset by a 40 basis points improvement in gross merchandise margin.  Selective price increases more than offset the increased cost of gold and an increase in promotional cadence.  It is anticipated that the gross merchandise margin for fiscal 2010 will be somewhat lower than that of fiscal 2009.  In sterling terms, there was a small increase in costs in the quarter largely due to property expenses, and the division remains on target to achieve stable costs for the year as a whole.

Central and Financing Costs

Central costs were $2.7 million (13 weeks to May 3, 2008: $4.3 million), reflecting the impact of the change in the average exchange translation rate and a gain on foreign exchange.

Financing costs rose to $11.0 million (13 weeks to May 3, 2008: $5.8 million) as a result of fees during the quarter of $3.4 million associated with the previously announced amendment to the borrowing agreements, the higher level of year end debt and increased interest rates under the new facilities. The balance of amendment fees ($5.9 million) will be amortized over the expected term of the borrowing agreements.

Cash Flow and Net Debt

Partly assisted by timing differences, the quarter saw a very significant improvement in "free cash flow" (cash inflow from operating activities less cash used in investing activities and amendment fees). The free cash flow was $181.2 million in the 13 weeks to May 2, 2009 (13 weeks to May 3, 2008: $3.4 million outflow). Inventories decreased by $43.2 million (13 weeks to May 3, 2008: $48.7 million increase) as a result of a better than expected sales performance, planned inventory reductions and meaningful timing differences. Accounts receivable reduced by $55.3 million (13 weeks to May 3, 2008: $62.0 million), with the decline in sales in the US division being partly offset by a little slower collection rate. There was an increase in accounts payables of $65.9 million (13 weeks to May 3, 2008: $8.8 million), reflecting the low level of payables at the start of the quarter. Net capital expenditure was $8.4 million (13 weeks to May 3, 2008: $25.4 million) as a result of a planned full year reduction to about $55 million. For fiscal 2010, free cash inflow is expected to be towards the top end of the $175 million to $225 million range indicated in the fiscal 2009 annual report, subject to general economic uncertainties.

Net debt at May 2, 2009 was $290.2 million (May 3, 2008: $377.0 million) (see note 13). During the quarter, amended borrowing agreements were entered into, the details of which were announced on March 16, 2009. The amended agreements provide Signet with additional financial flexibility until 2013 and more appropriately structured the borrowing facilities, including the prepayment of $100 million of the private placement notes at par.

Investor Relations Program Details

Annual general meeting

The annual general meeting is to be held at 11.00 a.m. on June 16, 2009 at the Hilton Akron/Fairlawn, 3180 West Market Street, Akron, Ohio, 44333, USA.

Second quarter sales

The second quarter sales performance for the 13 weeks ending August 1, 2009 is expected to be announced on Thursday, August 6, 2009.

Second quarter results
The second quarter results for the 13 weeks ending August 1, 2009 are expected to be announced on Wednesday, September 9, 2009.

Goldman Sachs 16th Annual Global Retailing Conference in New York

Signet will be presenting at the Goldman Sachs 16th Annual Global Retailing Conference taking place in New York on Thursday, September 10, 2009. The presentation, which will also be webcast on www.signetjewelers.com, will be given by Terry Burman, Chief Executive. Terry Burman and Walker Boyd, Finance Director, will also be available for one-on-one meetings.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which Signet operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by management, the reputation of the business, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk Factors" section of the Company's fiscal 2009 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 1, 2009 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Unaudited condensed consolidated income statements
for the 13 weeks ended May 2, 2009

	13 weeks ended	13 weeks ended
	May 2, 2009	May 3, 2008
	$m	$m	Notes
Sales	762.6	822.5	2
Cost of sales	(507.1)	(544.8)
Gross margin	255.5	277.7
Selling, general and administrative expenses	(232.8)	(261.7)
Other operating income, net	29.7	29.9
Operating income	52.4	45.9	2
Interest income	0.6	1.7
Interest expense	(11.6)	(7.5)
Income before income taxes	41.4	40.1
Income taxes	(15.1)	(14.4)
Net income	26.3	25.7
Earnings per share - basic	$0.31	$0.30	5
- diluted	$0.31	$0.30	5

All of the above relate to continuing activities attributable to equity shareholders.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated balance sheets
 at May 2, 2009

	May 2, 2009	May 3, 2008	January 31, 2009
	$m	$m	$m	Notes
Assets
Current assets:
Cash and cash equivalents	69.2	29.2	96.8
Accounts receivable, net	770.1	787.4	825.2
Other receivables	65.0	33.5	81.8
Other current assets	58.0	25.9	45.0
Inventories	1,327.1	1,516.0	1,364.4	6
Total current assets	2,289.4	2,392.0	2,413.2
Non-current assets:
Property, plant and equipment, net of accumulated depreciation of $575.8 million, $ 658.0 million and $ 572.6 million, respectively.	437.7	491.0	452.1
Goodwill	-	556.7	-
Other intangible assets, net	23.4	22.0	23.9
Other assets	9.7	40.5	9.9
Deferred tax assets	59.3	76.2	54.8
Total assets	2,819.5	3,578.4	2,953.9	2
Liabilities and Shareholders' equity
Current liabilities:
Loans and overdrafts	79.4	26.2	187.5
Accounts payable	108.8	100.3	42.2
Accrued expenses and other current liabilities	256.9	229.8	274.8
Deferred revenue	113.5	115.8	120.1	7
Deferred tax liabilities	58.1	55.0	56.9
Income taxes payable	55.6	65.1	55.8
Total current liabilities	672.3	592.2	737.3
Non-current liabilities:
Long-term debt	280.0	380.0	380.0
Other liabilities	72.7	109.9	71.5
Deferred revenue	142.4	140.8	142.5	7
Retirement benefit obligation	12.6	4.6	12.9
Total liabilities	1,180.0	1,227.5	1,344.2
Commitments and contingencies (see note 9)

Shareholders' equity:
Common shares of $0.18 par value: authorized 500 million shares, 85.3 million shares issued and outstanding (January 31, 2009: 85.3 million shares issued and outstanding; May 3, 2008 0.9c par value: authorized 5,929.9 million shares, 1,705.5 million shares issued and outstanding)	15.3	15.3	15.3
Deferred shares, £1 par value: nil authorized, nil issued and outstanding (January 31, 2009: nil authorized, nil issued and outstanding; May 3, 2008: authorized 50,000 shares, 50,000 shares issued and outstanding)	-	0.1	-
Additional paid-in capital	165.1	163.0	164.5
Other reserves	235.2	235.2	235.2
Treasury shares	(10.7)	(10.8)	(10.7)
Retained earnings	1,427.2	1,944.1	1,400.9
Accumulated other comprehensive (loss)/income	(192.6)	4.0	(195.5)
Total shareholders' equity	1,639.5	2,350.9	1,609.7
Total liabilities and shareholders' equity	2,819.5	3,578.4	2,953.9

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statements of cash flows
 for the 13 weeks ended May 2, 2009

	13 weeks ended	13 weeks ended
	May 2, 2009	May 3, 2008
	$m	$m
Cash flows from operating activities:
Net income	26.3	25.7
Adjustments to reconcile net income to cash flows provided by operations:
Depreciation of property, plant and equipment	24.2	27.1
Amortization of other intangible assets	1.4	1.3
Pension expense	-	0.2
Share-based compensation expense	0.7	0.3
Deferred taxation	(2.6)	(1.5)
Facility amendment fees included in net income	3.4	-
Other non-cash movements	9.3	(4.2)
Loss/(profit) on disposal of property, plant and equipment	0.4	(0.3)
Changes in operating assets and liabilities:
Decrease in accounts receivable	55.3	62.0
Decrease/(increase) in other receivables	16.9	(1.1)
(Increase)/decrease in other current assets	(18.4)	2.0
Decrease/(increase) in inventories	43.2	(48.7)
Increase in accounts payable	65.9	8.8
Decrease in accrued expenses and other liabilities	(20.6)	(30.0)
Decrease in deferred revenue	(7.0)	(9.6)
Decrease in income taxes payable	(0.4)	(10.0)
Net cash provided by operating activities	198.0	22.0
Investing activities:
Purchase of property, plant and equipment	(7.3)	(25.1)
Purchase of other intangible assets	(1.1)	(1.3)
Proceeds from sale of property, plant and equipment	-	1.0
Net cash flows used in investing activities	(8.4)	(25.4)
Financing activities:
Facility amendment fees paid	(8.4)	-
Repayment of short-term borrowings	(109.2)	(10.4)
Repayment of long-term debt	(100.0)	-
Net cash flows used in financing activities	(217.6)	(10.4)
Cash and cash equivalents at beginning of period	96.8	41.7
Decrease in cash and cash equivalents	(28.0)	(13.8)
Effect of exchange rate changes on cash and cash equivalents	0.4	1.3
Cash and cash equivalents at end of period	69.2	29.2

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statement of shareholders' equity for the 13 weeks ended May 2, 2009

	Common shares at par value	Additional paid-in capital	Other reserves	Treasury shares	Retained earnings	Accumulated other comprehensive loss	Total shareholders equity
	$m	$m	$m	$m	$m	$m	$m
Balance at January 31, 2009	15.3	164.5	235.2	(10.7)	1,400.9	(195.5)	1,609.7
Net income	-	-	-	-	26.3	-	26.3
Foreign currency translation adjustments	-	-	-	-	-	4.0	4.0
Changes in fair value of derivative instruments, net	-	-	-	-	-	(1.7)	(1.7)
Actuarial gain on pension plan, net	-	-	-	-	-	0.6	0.6
Share-based compensation expense	-	0.6	-	-	-	-	0.6
Balance at May 2, 2009	15.3	165.1	235.2	(10.7)	1,427.2	(192.6)	1,639.5

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statements of comprehensive income for the 13 weeks ended May 2, 2009

	13 weeks ended	13 weeks ended
	May 2, 2009	May 3, 2008
	$m	$m
Net income	26.3	25.7
Foreign currency translation	4.0	3.8
Changes in fair value of derivative instruments	(2.3)	1.8
Actuarial gain	1.1	0.5
Prior service cost	(0.2)	0.3
Deferred tax on items recognized in equity	0.3	(2.9)
Comprehensive income	29.2	29.2

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the financial statements

for the 13 weeks ended May 2, 2009

1. Principal accounting policies and basis of preparation

Basis of preparation

Signet Jewelers Limited (the "Company") and its subsidiary undertakings (collectively, the "Group") is a leading retailer of jewelry, watches and associated services. The Group manages its business as two geographical segments, being the United Kingdom (the "UK") and the United States of America (the "US"). The US segment operates retail stores under brands including Kay Jewelers, Jared the Galleria of Jewelry and various regional brands while the UK segment's retail stores operate under brands including H.Samuel and Ernest Jones.

These quarterly financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included on Form 20-F for the year ended January 31, 2009, filed with the SEC on April 1, 2009.

These quarterly financial statements of the Group are unaudited. They have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted from these quarterly financial statements. However, these quarterly financial statements include all adjustments that are, in the opinion of management, necessary to fairly state the results of the quarterly periods.

Use of estimates in interim financial statements

The preparation of quarterly financial statements, in conformity with US GAAP for quarterly reporting, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated quarterly financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to valuation of intangible assets, valuation of inventory, depreciation, valuation of employee benefits, income taxes and contingencies.

Seasonality

The Group's business is highly seasonal with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in sales and profit.

Accounting pronouncements adopted during the period

SFAS No. 141(R)

In December 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141 (Revised 2007), "Business Combinations" ("SFAS 141(R)"). Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non-controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements, separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years and quarterly periods beginning after December 15, 2008. Currently, the Group does not have any non-controlling interests in its subsidiaries.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Statement requires companies with derivative instruments to disclose information that should enable financial statements users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit risk related contingent features in derivative agreements, counterparty credit risk and a company's strategies and objectives for using derivative instruments. SFAS 161 expands the current disclosure framework in SFAS 133 and is effective prospectively for periods beginning on or after November 15, 2008.

New accounting pronouncements to be adopted in future periods

There have been no recent accounting pronouncements or changes in accounting pronouncements during the 13 week period ended May 2, 2009, as compared to the recent accounting pronouncements described in the Company's Annual Report on Form 20-F for the fiscal year ended January 31, 2009, that are of significance, or potential significance to the Company.

2. Segmental information

The consolidated sales are derived from the retailing of jewelry, watches, other products and services. The Group is managed as two geographical operating segments, being the US and UK divisions. These segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Both divisions are managed by executive committees, which report through the Chief Executive to the Board. Each divisional executive committee is responsible for operating decisions within parameters set by the Board.  The performance of each segment is regularly evaluated based on sales and operating income. The operating segments do not include income taxes or certain central costs, and there are no material transactions between the operating segments.

The accounting policies of the segments are the same as those used to report under US GAAP.

	13 weeks ended May 2, 2009	13 weeks ended May 3, 2008
	$m	$m
Sales:
US	624.9	631.1
UK	137.7	191.4
Consolidated total	762.6	822.5

Operating income, net:
US	56.4	46.7
UK	(1.3)	3.5
Unallocated (1)	(2.7)	(4.3)
Consolidated total	52.4	45.9

	May 2, 2009	May 3, 2008	January 31, 2009
	$m	$m	$m
Total assets:
US	2,411.6	2,754.3	2,287.0
UK	377.3	591.8	343.1
Unallocated	30.6	232.3	323.8
Consolidated total	2,819.5	3,578.4	2,953.9

(1) Unallocated principally relates to central costs.

3. Exchange rates

The exchange rates used in these quarterly statements for the translation of UK pound sterling transactions and balances into US dollars are as follows:

	May 2, 2009	May 3, 2008	January 31, 2009
Income statement (average rate)	1.45	1.98	1.75
Balance sheet (closing rate)	1.49	1.98	1.45

4. Taxation

The Group has business activity in all states within the US and files income tax returns for the US federal jurisdiction and all applicable states. The Group also files income tax returns in the UK and certain other foreign jurisdictions. The Group is subject to US federal and state examinations by tax authorities for tax years after October 30, 2004 and is subject to examination by the UK tax authority for tax years after January 31, 2004.

As of January 31, 2009, the Group had approximately $18.8 million of unrecognized tax benefits in respect of uncertain tax positions, all of which would favorably affect the effective income tax rate if resolved in the Group's favor. These unrecognized tax benefits relate to financing arrangements and intra-group charges which are subject to different and changing interpretations of tax law.

During the quarter ended May 2, 2009, agreement was reached with the Internal Revenue Service in the US in respect of the treatment of certain financing arrangements and a cash settlement was paid of approximately $4.0 million, excluding interest thereon. Apart from this settlement there has been no material change in the amount of unrecognized tax benefits in respect of uncertain tax positions during the quarter ended May 2, 2009.

The Group recognizes accrued interest and penalties related to unrecognized tax benefits within income tax expense. As of January 31, 2009 the Group had accrued interest and penalties of $3.8 million and this has been reduced to approximately $2.5 million as of May 2, 2009, due to the payment of interest during the quarter on the above cash settlement.

Over the next twelve months management believes that it is reasonably possible that there could be a reduction of substantially all of the unrecognized tax benefits as of January 31, 2009, due to settlement of the uncertain tax positions with the tax authorities.

5. Earnings per share

	13 weeks ended	13 weeks ended
	May 2, 2009	May 3, 2008
Net income ($ million)	26.3	25.7
Basic weighted average number of shares in issue (million)	85.2	85.2
Dilutive effect of share options (million)	0.2	0.1
Diluted weighted average number of shares in issue (million)	85.4	85.3
Earnings per share - basic	$0.31	$0.30
Earnings per share - diluted	$0.31	$0.30

Earnings per share for the comparative period has been recalculated for the 1 for 20 share consolidation undertaken as part of the move of the primary listing of the parent company's shares, effective September 11, 2008.

The basic weighted average number of shares excludes shares held by the Employee Stock Ownership Trust as such shares are not considered outstanding and do not qualify for dividends. The effect of this is to reduce the average number of shares in the 13 week period ended May 2, 2009 by  81,951 (13 week period ended May 3, 2008: 85,489 (recalculated) ). The calculation of fully diluted earnings ser share for the 13 week period ended May 2, 2009 excludes options to purchase  3,162,191 shares (13 week period ended May 3, 2008: 2,657,465 share options (recalculated)) on the basis that their effect on earnings per share was anti-dilutive.

6. Inventories

	May 2, 2009	May 3, 2008	January 31, 2009
	$m	$m	$m
Raw materials	10.8	24.1	25.5
Finished goods	1,316.3	1,491.9	1,338.9
Total inventory	1,327.1	1,516.0	1,364.4

7. Deferred revenue

	13 weeks ended	13 weeks ended
	May 2, 2009	May 3, 2008
	$m	$m
Warranty reserve	243.8	246.5
Other	12.1	10.1
	255.9	256.6
Current liabilities	113.5	115.8
Non-current liabilities	142.4	140.8
	255.9	256.6
Warranty deferred revenue, beginning of period	243.1	246.6
Warranties sold	40.2	38.1
Revenue recognized	(39.5)	(38.2)
Warranty deferred revenue, end of period	243.8	246.5

8. Derivative instruments and hedging activities

The Group is exposed to foreign currency exchange risk arising from various currency exposures. The Group enters into forward foreign currency exchange purchase contracts, principally in US dollars, in order to limit the impact of movements in foreign exchange rates on its forecast foreign currency purchases. The total notional amount of these foreign currency contracts outstanding as at May 2, 2009 was $43.6 million. These contracts have been designated as cash flow hedges and will be settled over the next 15 months.

The Group enters into forward purchase contracts for commodities in order to reduce its exposure to significant movements in the price of the underlying precious metal raw material. The total notional amount of commodity contracts outstanding as at May 2, 2009 was $88.9 million. These contracts have been designated as cash flow hedges and will be settled over the next 9 months.

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income ("OCI") and reclassified into earnings in the same period in which the hedged item affects net income or loss. Gains and losses on derivatives that do not qualify for hedge accounting, together with any hedge ineffectiveness, are recognized immediately in other operating income, net. The Group does not hold derivative contracts for trading purposes.

Foreign currency contracts not designated as cash flow hedges are used to hedge currency flows through the Group's bank accounts to ensure the Group is not exposed to foreign currency exchange risk in its cash and borrowings.

   The following table summarizes the fair value and presentation of derivative instruments in the consolidated balance sheets:

	Derivative assets
	May 2, 2009		January 31, 2009
	Balance sheet location	Fair value $m	Balance sheet location	Fair value $m
Derivatives designated as hedging instruments:
Foreign currency contracts	Other assets	8.0	Other assets	12.0
Commodity contracts	Other assets	5.4	Other assets	12.0

		13.4		24.0

Derivatives not designated as hedging instruments:
Foreign currency contracts	Other assets	-	Other assets	0.1

		-		0.1
Total derivative assets		13.4		24.1

	Derivative liabilities
	May 2, 2009		January 31, 2009
	Balance sheet location	Fair value $m	Balance sheet location	Fair value $m
Derivatives designated as hedging instruments:
Foreign currency contracts	Other liabilities	(0.1)	Other liabilities	-
Commodity contracts	Other liabilities	(1.5)	Other liabilities	-

		(1.6)		-

Derivatives not designated as hedging instruments:
Foreign currency contracts	Other liabilities	-	Other liabilities	-

		-		-
Total derivative liabilities		(1.6)		-

The following tables summarize the effect of derivative instruments on the consolidated income statements:

Derivatives in SFAS 133 cash flow hedging relationships	Amount of gain/(loss) recognized in OCI on derivatives (Effective portion)		Location of gain/(loss) reclassified from Accumulated OCI into income (Effective portion)	Amount of gain/(loss) reclassified from accumulated OCI into income (Effective portion)
	13 weeks ended May 2, 2009 $m	13 weeks ended May 3, 2008 $m		13 weeks ended May 2, 2009 $m	13 weeks ended May 3, 2008 $m
Foreign currency contracts	0.6	7.9	Cost of sales	0.1	(8.2)
Commodity contracts	(4.2)	(6.1)	Cost of sales	(1.4)	(3.3)

Total	(3.6)	1.8		(1.3)	(11.5)

The ineffective portion of hedging instruments taken to other operating income, net was $nil in the current and comparative periods.

Derivatives not designated as hedging instruments under SFAS 133	Location of gain/(loss) recognized in income on derivatives	Amount of gain/(loss) recognized in income on derivatives
		13 weeks ended May 2, 2009 $m	13 weeks ended May 3, 2008 $m
Foreign currency contracts	Other operating income, net	-	(2.2)

Total		-	(2.2)

SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1 - quoted market prices in active markets for identical assets and liabilities

Level 2 - observable market based inputs or unobservable inputs that are corroborated by market data

Level 3 - unobservable inputs that are not corroborated by market data

The Group determines fair value based upon quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The methods the Group uses to determine fair value on an instrument specific basis are detailed below.

The following table summarizes the valuation of financial instruments categorized by fair valuation level:

	May 2, 2009		May 3, 2008
	$m		$m
Description	Carrying Value	Significant other observable inputs (Level 2)	Carrying Value	Significant other observable inputs (Level 2)
Assets:
Forward foreign currency contracts and swaps	8.0	8.0	1.6	1.6
Forward commodity contracts	5.4	5.4	1.9	1.9
Liabilities:
Borrowings	(359.4)	(354.1)	(406.2)	(385.6)
Forward foreign currency contracts and swaps	(0.1)	(0.1)	(0.1)	(0.1)
Forward commodity contracts	(1.5)	(1.5)	(7.0)	(7.0)

The fair values of the Group's derivative instruments are based on market value equivalents at the balance sheet date.

9. Commitments and contingencies

Litigation

The Group is not party to any legal proceedings considered to be material to the financial statements. Furthermore, no director, officer or affiliate of the Group or any associate of any such director has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

A class action lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc, a subsidiary of the Company, in the New York federal court by private plaintiffs. The US Equal Opportunities Commission has filed a separate lawsuit alleging that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

10. Share options

The Group recorded net share-based compensation expense of $0.7  million and $0.3  million for the 13 weeks ended May 2, 2009 and May 3, 2008, after crediting $nil  and $1.1  million relating to the change in fair value during the period of awards with an inflation condition accounted for as liability awards under SFAS No. 123(R) "Share-Based Payment".

11. Long-term debt

On March 13, 2009 the Group entered into amendment agreements to the revolving credit facility agreement and note purchase agreement. Under the amended agreements Signet prepaid $100 million of the notes at par plus interest on March 18, 2009 and the revolving credit agreement was reduced in size to $370 million on March 13, 2009. In addition, the margins paid on the revolving credit agreement and the coupon on the notes have increased. The most stringent condition under the original agreements was a fixed charge cover covenant. The definition of this covenant has been amended to include depreciation in the earnings and exclude service charges and rates from expenses. This covenant is set at 1.4:1, using the amended definition, until the end of fiscal 2012, equivalent to a reduction to about 1.1:1 from 1.4:1 under the former definition of fixed charge cover. The fixed charge cover is then set at 1.55:1 until the end of fiscal 2013 and thereafter is set at 1.85:1. The amended agreements also reduce the permitted ratio of net debt to earnings before interest, tax, depreciation and amortization covenant to 2:1 from 3:1 (2.5 in the third quarter of each fiscal year) until the end of the fiscal year 2013 and places restrictions on the Group's ability to undertake certain activities, including cash distributions to shareholders. Amendment fees and other related costs of $5.9 million have been capitalized, with a further $3.4 million charged in the period. A more detailed description of the amendments can be found on the Company's Form 20-F for the year ended January 31, 2009.

12. Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this a useful measure for analyzing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales, profit and earnings per share at constant exchange rates, including a reconciliation to the Group's GAAP results, is analyzed below.

	13 weeks ended May 2, 2009	13 weeks ended May 3, 2008	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales
US	624.9	631.1	-1.0%	-	631.1	-1.0%
UK	137.7	191.4	-28.1%	(51.2)	140.2	-1.8%
	762.6	822.5	-7.3%	(51.2)	771.3	-1.1%

	$m	$m	%	$m	$m	%
Operating income, net
US	56.4	46.7	20.8%	-	46.7	20.8%
UK	(1.3)	3.5	n/a	(0.9)	2.6	n/a
Unallocated	(2.7)	(4.3)	-37.2%	1.2	(3.1)	-12.9%
Operating income, net	52.4	45.9	14.2%	0.3	46.2	13.4%
Income before income taxes	41.4	40.1	3.2%	(0.1)	40.0	3.5%
Earnings per share - basic	$0.31	$0.30	3.3%	-	$0.30	3.3%

13. Net debt

	May 2, 2009	May 3, 2008	January 31, 2009
	$m	$m	$m
Cash and cash equivalents	69.2	29.2	96.8
Loans and overdrafts	(79.4)	(26.2)	(187.5)
Long-term debt	(280.0)	(380.0)	(380.0)
Net debt	(290.2)	(377.0)	(470.7)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:   04 June 2009